Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission Filed No.: 0-28041

81/2” by 11” Tabletop Sign& Poster

HOT NEWS! (in flames font)

iManage and Interwoven to Merge

Forming the Next Generation Leader

in Enterprise Content Management

Ask us why this is great news for you!

FAQ Handout:

Why is the iManage and Interwoven Merger Great News for Legal?

1)	PRODUCT: A World Class Solution for End-to-End Content Lifecycle Management

The combined company will bring together two best-of-breed solutions to create one “no-compromise” Enterprise Content Management (ECM) solution. The resulting product will harness the strengths of Interwoven (Web-based Workflow, Web Publishing, Taxonomy, Digital Asset Management, Records Management and Web Content Management) and iManage (Document Management, Collaboration, Portal, Knowledge Management, Workflow and Email Management) to manage your entire content lifecycle from creation to final disposition. For our Legal industry customers, this means one seamlessly integrated world-class solution for managing a matter and all of its related documents, including tools to discover and organize your precedents and templates and to power your firm’s intranet, extranet, Web site and more. And of course, the entire solution will be user-friendly and accessible, as it is now, through your familiar desktop and Web applications.

Lawyers will leverage the single platform to:

1.	Obtain a unified view of all matter content

2.	Seamlessly share matter content with clients via extranets

3.	Enable better searching and reuse through intelligent taxonomies

4.	Manage and apply retention and disposition rules centrally to all content

5.	Create and manage intranet content and applications

6.	Leverage best practice documents, forms, templates and precedents

7.	Publish web site content, marketing collateral and web applications

8.	Enable matter opening and conflicts workflow

9.	Provide self-service Web applications for a variety of client needs

2)	RESOURCES: To Execute on Our Vision and Accelerate Our Roadmap for Legal

All iManage customers can fully expect to benefit from the increased focus and investment that the merger will bring to the iManage product line. Our combined company will create one of the most formidable players in the content management industry with the size and financial strength to achieve our objectives with speed and precision.

•	Over 2,500 customers

•	Combined revenue of $155 million will make us the world’s 62nd largest software company

•	Strong balance sheet including approximately $160MM in cash and virtually no debt

In addition, with a very significant proportion of the combined company’s customers in the Legal industry, Legal will remain of ultimate importance. In fact, the combined company will remain 100% committed to furthering our vision in Legal and continuing to develop value-added end-to-end solutions that benefit lawyers in law firms and corporations worldwide.

3)	SERVICE: More of the Same Excellent Service and Support You’ve Come to Expect

Both Interwoven and iManage have earned our reputations for very high levels of customer service, and that reputation will only be strengthened with combined resources moving forward. Further, this merger will provide additional local support and presence throughout Europe and Asia. iManage customers can expect your iManage Worksite support teams to remain the same and to continue providing the highest quality support.

For more information on how this merger will benefit you, please find comprehensive information at our company websites www.interwoven.com and www.imanage.com, or ask your iManage representative.